Exhibit 3.1008
WEBSTER PARISH LANDFILL, L.L.C.
LIMITED LIABILITY COMPANY AGREEMENT
     THIS LIMITED LIABILITY COMPANY AGREEMENT is entered into as of December 18, 1998 by Waste Management of Louisiana, L.L.C. (the “Member”).
     1. Defined Terms. Unless the context requires otherwise, the defined terms used in this Agreement shall have the following meanings:
     “LLCL” shall mean the Delaware Limited Liability Company Act, as the same may be amended from time to time.
     “Membership Interest” shall mean the Member’s aggregate rights in the Company including, without limitation, the Member’s share of the profits and losses of the Company, the right to receive distributions from the Company and the right to vote or participate in management of the Company.
     2. Character of Business. The Company was formed for the purpose of engaging in any lawful business, except any business in Delaware for which a statute other than the LLCL specifically requires some other business entity or natural person to be formed or used for such business.
     3. Principal Place of Business. The principal place of business of the Company shall be at 1001 Fannin, Suite 4000, Houston, Texas 77002.
     4. Fiscal Year. The Company’s fiscal year shall be the calendar year.
     5. Management of the Company. The business and affairs of the Company shall be managed by the Member.
     6. Capital Contributions. The Member shall make a contribution to the initial capital of the Company in cash, property, services rendered or promissory notes or other obligations to contribute cash or property or to perform services.
     7. Limited Liability of the Member. The liability of the Member shall be limited to its capital contributions and the Member shall not be liable for any debt, obligation or liability of the Company.
     8. Cash Distributions. The Company may distribute, at such times as determined by the Member, such cash funds as are not necessary for the conduct of the Company’s business.
     9. Binding Effect. This Agreement shall be binding upon the Member’s heirs, personal representatives, successors and assigns.

     10. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to its conflict of laws or choice of law provisions.
     11. Nature of Interest of Member. The interest of the Member in the Company is personal property. The Member has no interest in specific property of the Company.
     12. Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.
     13. Effective Date. This Agreement shall be effective upon the formation of the Company which shall be the date the certificate of formation is filed with the Secretary of State of the State of Delaware.
     IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first above written,

WASTE MANAGEMENT OF LOUISIANA, L.L.C.
By:	/s/ Jeffrey A. Draper
Jeffrey A. Draper, Vice President

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